Exhibit 99.1
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-held Company CNPJ/ME Nº 47.508.411/0001-56 NIRE 35.300.089.901	SENDAS DISTRIBUIDORA S.A. Publicly-held Company CNPJ/ME Nº 06.057.223/0001-71 NIRE 33.300.272.909

JOINT MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”) and its wholly-owned subsidiary Sendas Distribuidora S.A. (“Sendas”), pursuant to Law No. 6,404/76 and Instruction No. 358/02, as amended, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) and CVM Instruction No. 565/2015 (“Instruction CVM 565”), hereby inform their shareholders and the market, in continuity with the disclosures previously made by each of the companies, that the Board of Directors of each of GPA and Sendas approved a corporate reorganization proposal in order to carry out the segregation of the cash and carry unit (wholesale self-service activity) operated under the brand “Assaí” by Sendas from the traditional retail business developed by GPA.

The corporate reorganization proposal, to be submitted for approval by the shareholders of GPA and Sendas at Extraordinary Shareholders’ Meetings of both companies, to be held on December 31, 2020 (“Extraordinary Shareholders’ Meetings”), the agendas for which will include the following matters (i) Sendas’ partial spin-off, with the purpose of segregating the participation of Sendas in Almacenes Éxito SA (“Éxito”) and the transfer of certain operating assets, with the incorporation of the spun-off portion into GPA (“Sendas Spin-off”); and (ii) GPA’s partial spin-off, aiming to segregate the total shareholding interest that GPA holds in Sendas, with the delivery of the common shares issued by Sendas that are currently owned by GPA directly to GPA’s shareholders, at a ratio of one common share of Sendas for each common share issued by GPA (“CBD Spin-off” and, together with the Sendas Spin-off, the “Reorganization”).

Sendas, which on December 11, 2020 obtained its registration as a publicly-held company category “A” from the CVM, pursuant to CVM Instruction 480/2009, has also applied to have its common shares listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and will apply to have American Depositary Shares (“ADSs”) representing its common shares listed on the New York Stock Exchange (collectively, the “Listings”) and will work to implement best governance practices based on market benchmarking.

The distribution of Sendas’ common shares and ADSs to the shareholders of GPA and holders of GPA’s ADSs as a result of the CBD Spin-off will occur after the Listings have been approved, based on a cut-off date and in accordance with procedures to be informed in due course, which GPA and Sendas expect to occur before the end of the first quarter of 2021. The common shares of GPA will continue to trade with the right to receive Sendas common shares until the cut-off date that will be informed to the market after it has been determined.

Notwithstanding the date when the Sendas common shares are distributed, the Reorganization, which refers to the legal and accounting separation of GPA and Sendas, will become effective upon its approval by the shareholders at the Extraordinary Shareholders’ Meetings.

Below are the terms and conditions of the Sendas Spin-off and the CBD Spin-off, according to Annex 3 of CVM Instruction 565.

1.	Identification of the companies involved in the transaction and brief description of the activities performed by them

1.1.            About GPA

GPA is a corporation, registered as a class A securities issuer with the CVM, with common shares listed on the Novo Mercado segment of the B3, headquartered at Av. Brigadeiro Luis Antônio, No. 3142, in the city of São Paulo, state of São Paulo, enrolled with the Nacional Register of Legal Entities (“CNPJ / ME”) under No. 47.508.411/0001-56 and registered before the Commercial Board of the State of São Paulo under NIRE 35.300.089.901.

GPA, by itself and through its subsidiaries, develops the activities of retail and wholesale trade of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, electronics and housewares. Such activities are carried out both in physical and virtual establishments.

After the Reorganization, GPA, together with Éxito, will be one of the largest diversified food retail platforms in Latin America, with more than 1,300 stores in four countries in Latin America, excluding gas stations and drugstores, significant market share, very strong brands in Brazil and Colombia (such as, Extra, Pão de Açúcar, Exito, Carulla, among others), and significant opportunities and growth potential in e-commerce and digital services.

1.2.            About Sendas

Sendas is a corporation, registered as a class A securities issuer with the CVM, headquartered at Av. Ayrton Senna, No. 6.000, lote 2, Pal 48959, Anexo A, Jacarepaguá, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled with the CNPJ/ME under

No. 06.057.223/0001-71 and registered before the Commercial Board of the State of the Rio de Janeiro under NIRE 33.300.272.909.

Sendas develops wholesale activities through the brand Assaí, and retail activities, through Éxito, of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, electronics and housewares.

After the Reorganization, Sendas will be the largest pure player in the high growth Brazilian cash and carry segment, with approximately 185 stores (as of the end of 2020), with national presence and a well-established business model and a brand well-recognized by consumers and suppliers, with additional opportunities to expand into new regions and within the regions in which it currently operates, organically or through consolidation.

2.	Description and purpose of the transaction

The Reorganization proposal involves:

(i)	Sendas Spin-off: Sendas’ partial spin-off, with the incorporation of the spun-off portion by GPA, whose net book value determined by the appraising company is R$9,179,401,918.45 (nine billion, one hundred and seventy-nine million, four hundred and one thousand, nine hundred and eighteen reais and forty-five cents), consisting of 90.93% (ninety point ninety-three percent) of the total shares of Éxito held by Sendas, corresponding to 393,010,656 (three hundred and ninety-three million, ten thousand, six hundred and fifty-six) shares and equivalent to approximately 87.80% (eighty-seven point eighty percent) of the total shares issued by Éxito (“Éxito Participation”) and 6 (six) gas stations owned by Sendas (“Operating Assets”); and

(ii)	CBD Spin-off: GPA’s partial spin-off, aiming to segregate the total shareholding interest that GPA holds in Sendas, whose net book value determined by the appraising company is R$1,215,962,963.38 (one billion, two hundred and fifteen million, nine hundred and sixty-two thousand, nine hundred and sixty-three reais and thirty-eight cents), with the delivery of the common shares issued by Sendas that are currently owned by GPA directly to GPA's shareholders, at a ratio of one common share of Sendas for each common share issued by GPA.

Prior to the Sendas Spin-off and the CBD Spin-off, an asset swap will be carried out between GPA and Sendas, in which Sendas will transfer to GPA 9.07% (nine point zero seven percent) of the total Éxito shares held by Sendas, corresponding to 39,246,012 (thirty-nine million, two hundred and forty-six and twelve) shares and equivalent to approximately 8.77% (eight point seventy-seven percent) of the total shares issued by Éxito, upon receipt of the following assets owned by GPA that will be transferred to Sendas for further development:

(i)	50% (fifty percent) of the shares representing the equity capital of Bellamar Empreendimentos e Participações Ltda., a company that holds 35.76% (thirty-five point seventy-six percent) of the equity capital of Financeira Itaú CBD SA - Credit, Financing and Investment, with a total value of R$769,048,145.29 (seven hundred and sixty-nine million, forty-eight thousand, one hundred and forty-five reais and twenty-nine cents); and

(ii)	certain properties, with a total value of R$145,610,000.00 (one hundred and forty-five million and six hundred and ten thousand reais).

The other preparatory steps for the Reorganization include:

(i)	a capital increase of Sendas in the amount of R$684,679,887.09 (six hundred and eighty-four million, six hundred and seventy nine thousand, eight hundred and eighty-seven reais and nine cents), of which R$684,679,830.10 (six hundred and eighty-four million, six hundred and seventy nine thousand, eight hundred and thirty reais and ten cents) will be allocated to the capital of Sendas and R$56.99 (fifty-six reais and ninety-nine cents) will be allocated to the capital reserve of Sendas. Such capital increase will be paid in kind, cash and credits, being R$44,537,506.09 (forty-four million, five hundred and thirty-seven thousand, five hundred and six reais and nine cents) through the delivery of the net assets of stores assets for future development by Sendas, R$500,000,000.00 (five hundred million reais) in cash and R$140,142,381.00 (one hundred forty million, one hundred and forty-two thousand, three hundred and eighty-one reais) through the capitalization of credits held by GPA, to be approved at the Extraordinary Shareholder’s Meeting of Sendas which will approve the Sendas Spin-off and the CBD Spin-off; and

(ii)	the recognition of certain assets and liabilities arising from transactions between GPA and Sendas and which are being standardized due to the CBD Spin-off, which total the net equity value of R$163,116,565.25 (one hundred and sixty-three million, one hundred and sixteen thousand, five hundred and sixty-five and twenty-five cents).

The purpose of the Reorganization is to release the full potential of the cash and carry business operated by Sendas under the brand “Assaí”, and the traditional retail business to be operated by GPA and its subsidiaries, allowing them to operate autonomously, with separate management and focus on their respective business models and market opportunities.

3.	Main benefits, costs and risks of the transaction

The Reorganization, as part of the segregation of GPA’s traditional retail and cash and carry businesses, will allow the creation of two independent companies, with strong strategic alignment and well-defined business objectives, which are crucial for reaching the greatest potential of each one of the companies, with the ultimate goal of generating value for their shareholders. Additionally, the Reorganization will allow each business direct access to the capital markets and other sources of financing, making it possible to prioritize investment needs according to the profile of each company, thus creating more value for their respective shareholders.

GPA’s and Sendas’ managements estimate that the costs of carrying out the Reorganization will be approximately R$130,000,000.00 (one hundred and thirty million reais), including expenses of publications, auditors, appraisers, lawyers, financial advisers and other professionals hired, and this amount will be borne equally by each of the companies.

In relation to possible risks related to the Reorganization, there are the natural risks of variation of the price of GPA’s common shares and, in due course, of the price of Sendas’ common shares after these common shares begin to trade, which is inherent to the capital markets and incurred by all shareholders of GPA, who will also be shareholders of Sendas.

Furthermore, GPA’s and Sendas’ success will depend on their respective abilities to realize growth opportunities and optimize costs resulting from the separation of the businesses. Thus, such benefits may not be fully realized, or may be obtained over a longer period than initially expected by GPA and Sendas.

For more information on the risks arising from the Reorganization, see item 5(c) of Exhibit I of the Management Proposal made available on this date.

4.	Exchange Ratio and criteria for fixation

The Sendas Spin-off does not involve an exchange ratio, considering that an incorporation of the spun-off assets does not result in a capital increase or issuance of shares by GPA.

With respect to the CBD Spin-off, the common shares issued by Sendas owned by GPA will be delivered directly to the shareholders of GPA in identical proportion to their respective holdings in the capital stock of GPA at a one-to-one ratio.

5.	Main Assets and Liabilities that will form the Spun-Off Parcel

In the case of the Sendas Spin-off, the spun-off assets will consist of the Éxito Participation and the Operating Assets.

In the case of the CBD Spin-off, the spun-off assets will consist of the shareholding held by GPA in Sendas.

6.	Submission of the Transaction to the approval of Brazilian or foreign authorities

The legal and accounting separation of GPA and Sendas does not depend on submission to, or approval by, any Brazilian or foreign authority.

7.	In operations involving controlling, controlled companies or companies under common control, the share substitution relationship calculated in accordance with art. 264 of Law no. 6,404, of 1976

With respect to the Sendas Spin-off, according to the opinion of the Joint Committee of the CVM of February 15, 2018, within the scope of SEI Case 19957.011351/2017-21, the valuation of the net equity of the companies is not justified for the purpose of calculating the share exchange ratio, provided for in article 264 of the Brazilian Corporations Law, in merger transactions between a wholly-owned subsidiary and a controlling company, since, in the absence of a non-controlling shareholder, the fundamental condition set forth in said provision is supposedly not met.

Furthermore, with respect to the CBD Spin-off, considering that GPA holds all the capital stock of Sendas and that there will be no right of withdrawal, the valuation of the net equity of the companies for the purpose of calculating the share exchange ratio, provided for in article 264 of Law No. 6,404/76, is not justified.

8.	Applicability of right to withdraw and refund value

There will be no withdrawal rights as a result of the Sendas Spin-off or CBD Spin-off.

9.	Additional information

The documents related to the Reorganization are available to GPA's shareholders, in accordance with the applicable regulations, as of this date, and may be consulted at GPA’s headquarters and at the CVM’s website (www.cvm.gov.br), B3’s website (www.b3.com.br), GPA’s Investor Relations’ website (www.gpari.com.br) and Sendas’ Investor Relations website (https://www.assai.com.br/informacoes-financeiras).

São Paulo, December 14, 2020

Christophe José Hidalgo Interim Chief Executive Officer, Chief Financial and Investor Relations Officer of Companhia Brasileira de Distribuição	Daniela Sabbag Papa Chief Administrative, Financial and Investor Relations Officer of Sendas Distribuidora S.A.

Special Notice Regarding Forward-Looking Statements:

This document includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the officers of GPA and Sendas. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of GPA or Sendas and any of which could cause actual financial condition and results of operations to differ materially from those set out in the forward-looking statements of GPA and Sendas. You are cautioned not to put undue reliance on such forward-looking statements. GPA and Sendas undertake no obligation, and expressly disclaim any obligation, to update or revise any forward-looking statements.